Honeywell International Inc. 115 Tabor Road Morris Plains, New Jersey 07950

December 22, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Honeywell International Inc. Registration Statement on Form S-4 (File No. 333-221939)

Ladies and Gentlemen:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, so that it is declared effective at 10:00 AM (Eastern Time) on December 28, 2017 or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, Honeywell International Inc. (the “Company”) acknowledges that:

(i)        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)        the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Helena K. Grannis of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2376 or via email at hgrannis@cgsh.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Very truly yours,
HONEYWELL INTERNATIONAL INC.
/s/ Jeffrey N. Neuman
Name:	Jeffrey N. Neuman
Title:	Vice President, Corporate Secretary and Deputy General Counsel

cc:	Helena K. Grannis, Esq.
Cleary Gottlieb Steen & Hamilton LLP